

## Donato De Martiis · 3rd

Professional Boxing Coach and Founder of Virtuos Boxing

Miami Beach, Florida, United States · **Contact info**

**500+ connections**

 Virtuos Boxing

**Providing services**
Training
**See all details**

## Experience



**Founder**
Virtuos Boxing · Full-time
Mar 2017 – Present · 4 yrs 7 mos
Miami Beach FL

Founder of Virtuos Boxing, manufacture and trading of luxury sporting goods between USA, Europe and Asia.

## Education



**Aldo Moro**
Diploma, Accounting and Business/Management, High School
1989 – 1993